Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019







January 27, 2006

Mail Stop 4561
--------------

VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re: Smith Barney Diversified Futures Fund L.P. (the "Fund") Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarterly period ended March 31, 2005 File No. 0-26132
         --------------------------------------------------------

Ladies and Gentlemen:

On behalf of Citigroup Managed Futures LLC, the general partner of the Fund (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a comment letter dated January 4, 2006 (the "Fourth Letter") to Daniel R. McAuliffe, Chief Financial Officer of the General Partner. The General Partner responded to the Staff's first, second and third comment letters dated August 1, 2005, August 26, 2005 and November 7, 2005, by letters filed via EDGAR dated August 23, 2005, October 20, 2005 and December 14, 2005 respectively. For your convenience, the Staff's comments in the Fourth Letter are indicated in italics, followed by the General Partner's response.

Form 10-K/A for the fiscal year ended December 31, 2004
-------------------------------------------------------

1. In an amended filing, please include certifications which are dated as of the date of the filing. Reference is made to Rule 13a-14 of the Exchange Act. Additionally, please date your signature page as of the date of the filing.

The general partner will today file a second Form 10-K/A for the fiscal year ended December 31, 2004 that includes certifications which are dated as of the date of the filing and will date the signature page as of the date of filing.

                                     * * * *


Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.




Very truly yours,

/s/ Rita M. Molesworth
----------------------
    Rita M. Molesworth















Enclosure

cc:      Steven Jacobs, Branch Chief
         Daniel R. McAuliffe
         Jennifer Magro
         Sean McKee
         Gabriel Acri